UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of March 2005

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: March 17th, 2005	By:	/s/ David Newman

(Signature)

David Newman
Director

Austral Set to Test Cardiff-2A Deep Gas Well

Wellington, New Zealand – March 10, 2005 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Cardiff-2A Well (Austral 25.1%, Operator)

The Cardiff-2A deep gas well has now been drilled to its TD (target depth) of 4931m (16,178 feet). Electric logging of the entire Kapuni Formation interval below 4,000m (13,000 feet) has been completed, and 7” casing has been successfully set to TD and cemented across all potential pay zones, in preparation for the initial production testing program.

The Cardiff-2A electric logs are of generally good quality, and confirm the presence of all reservoir units previously intersected in Cardiff-2, which penetrated the Kapuni Formation approximately 175m (600 feet) offset from Cardiff-2A. Similar indications of hydrocarbons in reservoir are observed in both wells. While a number of likely pay sands of varying thicknesses are present in the well, the initial production testing program will concentrate on three main zones, all of which are established gas or oil producers in offsetting fields. The first test zone covers an interval of approximately 60m (200 feet) near 4,800m (16,000 feet). The second and third test zones extend approximately 20m (70 feet) and 15m (50 feet) respectively, near 4100m (13,500 feet) depth.

Commencement of the testing program is dependant on the timing of release of testing and fraccing equipment in use by another operator at a nearby field; presently scheduled for next month. Austral will be free carried through the initial approximately US$2.5 million of testing expenditures, which are to be paid for by Genesis Energy under the terms of their farm-in agreement.

Austral CEO Dave Bennett commented on the Cardiff achievements: “Having had to abandon Cardiff-2 and then side-track the Cardiff 2A well has certainly increased our costs for this project; but the silver lining is that we now know we have continuity over the key expected pay zones for at least 175 meters; and indeed further when the older logs from Cardiff-1 are included. This valuable information could only have otherwise been obtained by drilling an entirely separate well. We are looking forward to the upcoming testing program, which will flow, pressure fracture (‘fracc’) and then flow again, each test zone sequentially. Fraccing can greatly enhance flow rates and recoveries.”

Austral Pacific updates other material events as follows:

Cheal Field (Austral 36.5%, operator)

Jet-Pump Production Test JPPT#3 on the Cheal-A4 continues. In its present configuration, the well is producing in a stable and sustained manner at an average rate of around 350 barrels of oil per day. Cheal-A4 has now produced more than 14,000 barrels of oil during these tests. Following further testing on Cheal-A4 to optimize production, similar testing will be conducted on Cheal-A3X, which has previously flowed oil on natural lift.

Kahili-1A/B well (Austral 45%, operator)

A recent report by Canadian independent petroleum engineering consultants Sproule International Limited has written Net Proved and Probable reserves associated with this well down to zero; although the report recognizes that a Kahili-2 well may establish new reserves higher on the structure. Austral is writing down the carrying costs on this permit accordingly.

Douglas Drilling Project in Papua New Guinea (Austral 35% carried)

A field inspection of the Douglas site has recently been made by members of the Douglas Project Team, together with engineering contractors; drilling rig options are being assessed and site preparation is scheduled to start next month. Douglas-1 is scheduled for mid year, and will test a structure mapped on seismic as extending over an area of more than 60 sq km (16,000 acres). In the event of success, a nearby major navigable river will provide an oil export route.

CONTACT: Investor Relations: tel: 1 800 3043631 USA/Canada

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.